UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, D.C.  20549

                                  FORM 12B-25
                                                                SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING

(Check One): Form 10-K     Form 20-F          Form 11-K  X Form 10-Q Form N-SAR

                      For Period ended:  March 31, 1997
          [] Transition Report on Form 10-K
          [] Transition Report on Form 20-F
          [] Transition Report on Form 11-K
          [] Transition Report on Form 10-Q
          [] Transition Report on Form N-SAR
          For the Transition Period Ended:


 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I  REGISTRANT INFORMATION


Full Name of Registrant
American Financial Holding, Inc.
Former Name if Applicable

225 South 200 West, No. 302

Address of Principal Executive Office (Street and Number)
Farmington, Utah 84025-0683

City, State and Zip Code

PART II  RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be file within the prescribed time period.

     The registrant encountered unanticipated delays in obtaining funding required to engage professionals to complete the necessary information.


PART IV  OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

   Kenton L Stanger                (801)                 451-9580
   (Name)                       (Area Code)            (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Forms 10-QSB for the quarters ended March 31, and June 30, 1996. Yes No X Form 10-K for the fiscal year ended December 31, 1996


(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
   Yes X No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      American Financial Holding, Inc.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 21, 1997             By  /s/ Raymond L. Punta, President